SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 17 November 2023

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 06 November 2023
99.2	Transaction in Own Shares dated 13 November 2023

Exhibit No: 99.1

06 November 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 03 November 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	03 November 2023

Aggregate number of ordinary shares purchased:	223,504

Lowest price paid per share:	£ 56.4600

Highest price paid per share:	£ 57.6000

Average price paid per share:	£ 57.2611

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 164,752,041 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4072S_1-2023-11-3.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 223,504 (ISIN: GB00BHJYC057)

Date of purchases: 03 November 2023

Investment firm: GSI

Aggregated information:
	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	115,854	63,262	31,617	12,771
Highest price paid (per ordinary share)	£ 57.5800	£ 57.6000	£ 57.5800	£ 57.5800
Lowest price paid (per ordinary share)	£ 56.5200	£ 56.4600	£ 56.6000	£ 56.4800
Volume weighted average price paid(per ordinary share)	£ 57.2595	£ 57.2440	£ 57.2893	£ 57.2914

Exhibit No: 99.2

13 November 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 10 November 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	10 November 2023

Aggregate number of ordinary shares purchased:	500

Lowest price paid per share:	£ 58.0000

Highest price paid per share:	£ 58.7200

Average price paid per share:	£ 58.4495

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 164,751,541 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 500 (ISIN: GB00BHJYC057)

Date of purchases: 10 November 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	500
Highest price paid (per ordinary share)	£ 58.7200
Lowest price paid (per ordinary share)	£ 58.0000
Volume weighted average price paid(per ordinary share)	£ 58.4495

Detailed information:
Transaction Date	Time	Time Zone	Volume	Price (GBP)	Trading Venue	Transaction ID
10/11/2023	08:50:03	GMT	26	58.5000	XLON	878330081448567
10/11/2023	10:01:23	GMT	23	58.3400	XLON	878330081452610
10/11/2023	10:38:24	GMT	35	58.0000	XLON	878330081455053
10/11/2023	11:28:58	GMT	35	58.2400	XLON	878330081457984
10/11/2023	12:01:01	GMT	12	58.1400	XLON	878330081459805
10/11/2023	12:01:01	GMT	17	58.1400	XLON	878330081459806
10/11/2023	13:07:07	GMT	2	58.2000	XLON	878330081462769
10/11/2023	13:07:07	GMT	35	58.2000	XLON	878330081462770
10/11/2023	13:42:00	GMT	32	58.3600	XLON	878330081465169
10/11/2023	14:16:20	GMT	33	58.4200	XLON	878330081467062
10/11/2023	14:34:56	GMT	28	58.4800	XLON	878330081469558
10/11/2023	14:47:07	GMT	36	58.6400	XLON	878330081471602
10/11/2023	15:00:00	GMT	28	58.5200	XLON	878330081473454
10/11/2023	15:18:35	GMT	38	58.7200	XLON	878330081475706
10/11/2023	15:42:40	GMT	29	58.6200	XLON	878330081478147
10/11/2023	16:05:33	GMT	33	58.7200	XLON	878330081480663
10/11/2023	16:24:38	GMT	36	58.6800	XLON	878330081483971
10/11/2023	16:29:50	GMT	22	58.6400	XLON	878330081485197

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	17 November 2023